UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FPSO Almirante Tamandaré Production record of 263 mbpd in July 2026FINANCIAL PERFORMANCE — 3Q262 Table of contentsTable of contentsHighlights - 3Q26 ................................................................................................. 4 Main items ........................................................................................................................................................ 6 Consolidated results ........................................................................................... 7 One-off Events ...................................................................................................... 8 Capex ........................................................................................................................ 9 Liquidity and capital resources .................................................................. 13 Debt indicators .................................................................................................. 15 Results by business segment ......................................................................... 16 Exploration and Production ................................................................................................................... 16 Refining, Transportation and Marketing ........................................................................................ 18 Gas and Low Carbon Energies ............................................................................................................... 19 Reconciliation of Adjusted EBITDA ............................................................ 20 Exhibits ................................................................................................................. 21 Financial statements ................................................................................................................................ 21 Financial information by business segment .................................................................................. 30 Glossary ................................................................................................................. 39 Disclaimer Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 4Q26 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under IFRS Accounting Standards. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS Accounting Standards. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Condensed Consolidated Interim Financial Statements has been prepared in accordance with IFRS Accounting Standards and reviewed by independent auditors. 3 Highlights – 3Q26 Highlights – 3Q26 “In the third quarter of this year, once again we achieved record oil and gas production, taking our production curve to an unprecedented level. Our production guidance pointed to an average of 3.1 million barrels of oil equivalent per day in 2026, but we currently estimate an average between 3.3 and 3.4 million barrels per day. This performance demonstrates the strength of our operational management, which has been able to maximize the potential of our assets, as well as our ability to implement the excellent projects in Petrobras’ portfolio. In our refining business, we achieved record diesel production and an average refinery utilization rate of 99% in 3Q26, which was essential to ensuring Brazil’s energy security during this geopolitical crisis.” Magda Chambriard, Chief Executive Officer “Our excellent operational performance this quarter led to a strong cash generation. These resources supported the investments that are accelerating the implementation of our projects and bringing new production on line as early as possible. Operating cash flow also ensured the payment of dividends to shareholders and helped reduce the company’s financial debt. As a result, we are accelerating profitable investments that make up the company’s unique portfolio, and we will continue to generate value through growth and operating cash flow.” Fernando Melgarejo, Chief Financial and Investor Relations Officer 4 Highlights – 3Q26 Main financial highlights • Consistent results: Adjusted EBITDA excluding one-off events of US$ 18.4 billion and net income excluding one-off events of US$ 9.3 billion, up 54% and 78%, respectively, compared to 3Q25. • Strong Operating Cash Flow of US$ 12.0 billion and Free Cash Flow of US$ 6.6 billion, both increasing by 22% and 33%, respectively, compared to 3Q25. • Contribution to Society • We paid R$ 90.4 billion in taxes to the Federal Government, States and Municipalities in 3Q26 • We approved R$ 15.3 billion in shareholder remuneration related to 3Q26 56 Highlights – 3Q26 Main items TABLE 1 – MAIN ITEMS Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Sales revenues 32,962 33,607 23,477 90,104 65,587 (1.9) 40.4 37.4 Gross profit 17,691 19,493 11,217 48,524 31,617 (9.2) 57.7 53.5 Operating expenses (6,180) (5,240) (3,241) (14,912) (11,016) 17.9 90.7 35.4 Consolidated net income attributable to the shareholders of Petrobras 7,740 10,428 6,027 24,367 16,735 (25.8) 28.4 45.6 Consolidated net income (loss) excluding one-off events attributable to the shareholders of Petrobras (*) 9,316 11,073 5,235 24,924 13,365 (15.9) 78.0 86.5 Net cash provided by operating activities 12,026 12,250 9,856 32,675 25,885 (1.8) 22.0 26.2 Free cash flow 6,618 7,659 4,967 18,132 12,948 (13.6) 33.2 40.0 Adjusted EBITDA 16,703 18,615 11,728 46,667 31,416 (10.3) 42.4 48.5 Adjusted EBITDA excluding one-off events (*) 18,394 19,959 11,954 50,089 32,838 (7.8) 53.9 52.5 Gross debt (US$ million) 69,970 70,806 70,711 69,970 70,711 (1.2) (1.0) (1.0) Net debt (US$ million) 57,847 60,388 59,053 57,847 59,053 (4.2) (2.0) (2.0) Net debt/LTM Adjusted EBITDA ratio 1.00 1.14 1.53 1.00 1.53 (12.3) (34.6) (34.6) Average commercial selling rate for U.S. dollar 5.14 5.05 5.45 5.15 5.65 1.8 (5.7) (8.8) Brent crude (US$/bbl) 97.00 104.52 69.07 94.05 70.85 (7.2) 40.4 32.7 Price of basic oil products - Domestic Market (US$/bbl) 113.06 114.60 84.54 105.08 84.68 (1.3) 33.7 24.1 ROCE (Return on Capital Employed) 10.5% 9.3% 5.7% 10.5% 5.7% 1.2 p.p. 4.8 p.p. 4.8 p.p. * See reconciliation of net income and adjusted EBITDA excluding one-off events.Consolidated results Consolidated results Petrobras posted solid results in 3Q26, supported mainly by strong operational performance. During this quarter, the company set a record average production of oil, NGL and natural gas, at 3.512 MMboed, and diesel production, at 769 mbpd. It also achieved a record for domestic refined product sales, at 1,855 mbpd, considering the current refining System. As result of our operational performance, in 3Q26 we achieved adjusted EBITDA of US$ 18.4 billion and net income of US$ 9.3 billion, both excluding one-off events. Adjusted EBITDA for 3Q26, excluding one-off events, was 8% lower than in 2Q26. This reflected a 7% decline in Brent prices, as well as a lower volume of oil accounted for 3Q26, due to exports still in progress at end of the quarter - with 140 mbpd expected to be accrued in 4Q26. These effects were partially offset by 6.4% higher oil products’ sales, particularly 14.4% higher diesel sales. Net income for 3Q26, excluding one-off events, was US$ 9.3 billion, down 16% compared to 2Q26. Considering one-off events, net income was US$ 7.7 billion. The result reflected lower gross profit, higher expenses related to asset disposals and write-offs, associated with the obligation set out in the TAG sale agreement and related to the tariff review process, the impact of legal contingencies and a lower FX gains with the appreciation of BRL against USD. 78 One-off events One-off events TABLE 2 – ONE-OFF EVENTS Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Net income 7,747 10,438 6,053 24,403 16,805 (25.8) 28.0 45.2 One-off events (2,387) (1,015) 1,199 (875) 5,105 135.2 − − One-off events that do not affect Adjusted EBITDA (696) 329 1,425 2,547 6,527 − − (61.0) Impairment (losses) reversals of assets and investments − (160) 289 250 52 − − 380.8 Results on disposal/write-offs of assets (710) 40 10 (595) 81 − − − Results from co-participation agreements in bid areas − 87 62 205 112 − − 83.0 Discount and premium on repurchase of debt securities (15) (11) − (26) − 36.4 − − Gains/(losses) with foreign exchange variation Real x U.S. dollar 29 373 1,064 2,713 6,282 (92.2) (97.3) (56.8) Other one-off events (1,691) (1,344) (226) (3,422) (1,422) 25.8 648.2 140.6 Collective bargaining agreement (1) (24) (1) (33) (215) (95.8) − (84.7) Losses on decommissioning of areas − − (31) (7) (33) − − (78.8) Losses with legal, administrative and arbitration proceedings (818) (347) (280) (1,298) (606) 135.7 192.1 114.2 Equalization of expenses - Production Individualization Agreements (11) (14) (32) (32) (708) (21.4) (65.6) (95.5) Tax Amnesty Program of Bahia and Rio de Janeiro States − − − (118) − − − − Export tax on crude oil and diesel (867) (965) − (1,954) − (10.2) − − Others 6 6 118 20 140 − (94.9) (85.7) Net effect of items with one-off events on income taxes 811 370 (407) 318 (1,734) 119.2 − − Net income excluding one-off events 9,323 11,083 5,261 24,960 13,434 (15.9) 77.2 85.8 Shareholders of Petrobras 9,316 11,073 5,235 24,924 13,365 (15.9) 78.0 86.5 Non-controlling interests 7 10 26 36 69 (30.0) (73.1) (47.8) Adjusted EBITDA 16,703 18,615 11,728 46,667 31,416 (10.3) 42.4 48.5 Other one-off events (1,691) (1,344) (226) (3,422) (1,422) 25.8 648.2 140.6 Adjusted EBITDA excluding one-off events 18,394 19,959 11,954 50,089 32,838 (7.8) 53.9 52.5In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of our performance. Such items do not necessarily occur in all periods and shall be disclosed when relevant.9 Capex Capex TABLE 3 – TOTAL CAPEX Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Exploration & Production (*) 5,343 4,337 4,670 14,143 11,894 23.2 14.4 18.9 Production Development 4,244 3,387 3,718 11,138 9,240 25.3 14.1 20.5 Exploration 355 254 470 959 1,283 39.9 (24.5) (25.2) Others E&P 744 696 482 2,046 1,371 6.9 54.4 49.2 Refining, Transportation and Marketing 887 671 604 2,061 1,520 32.1 46.8 35.6 Gas & Low Carbon Energies 105 135 106 308 227 (22.3) (1.1) 35.4 Others 87 149 130 308 365 (41.4) (32.8) (15.6) Subtotal 6,421 5,291 5,510 16,819 14,006 21.4 16.6 20.1 Signature bonus 3 7 − 10 − (65.4) − − Total 6,424 5,299 5,510 16,829 14,006 21.2 16.6 20.2 (*) See Glossary for investment definitions In the first nine months of the year, Capex totaled US$ 16.8 billion, representing a 20.2% increase compared to the same period last year. In 3Q26, Capex totaled US$ 6.4 billion, an increase of 21.2% compared to 2Q26. On a cash basis, investments totaled US$ 5.4 billion in 3Q26 and US$ 14.5 billion in the first nine months of the year. The following charts present the reconciliation between total Capex and cash Capex for 3Q26 and 9M26. CHART1 – RECONCILIATION OF TOTAL CAPEX VS. CASH CAPEX – 3Q26See Glossary for definitions of the components above (total Capex vs. cash Capex). 6.4 Total CAPEX 3Q26 Leases Geology and Geophysics Contractual Milestones Materials for Future Fixed Asset Additions Others 5.4 Cash CAPEX 3Q26-0.9-0.2 0.6-0.2-0.4 TOTAL CAPEX vs. CASH CAPEX US$ billion Capex CHART 2 – RECONCILIATION OF TOTAL CAPEX VS. CASH CAPEX – 9M26 TOTAL CAPEX vs. CASH CAPEX-- Total CAPEX 9M26 Leases Geology and Geophysics Contractual Milestones Materials for Future Fixed Asset Additions See Glossary for definitions of the components above (total Capex vs. cash Capex). Cash In the Exploration & Production segment, Capex totaled US$ 5.3 billion in 3Q26, a 23.2% increase compared to 2Q26. The higher investment level mainly reflected progress in the construction of the Búzios 9 (P-80), Búzios 10 (P-82), Atapu 2 and Seap 2 FPSOs, as well as the intensification of the well connection campaign at Búzios 8 (P-79), which started production in May 2026. Compared to 3Q25, Capex increased by 14.4%, driven by higher investments in major pre-salt projects in Santos Basin, especially the new production system for Atapu 2 and progress in the well construction campaigns for Búzios 9 and 10. Also noteworthy were the sail away of FPSOs P-80, on September 30, and P-82, on October 18, from Singapore towards the Búzios field, in Santos Basin pre-salt, Brazil's largest field in terms of reserves and production. Each FPSO has the capacity to produce 225 thousand barrels of oil per day and process 12 million cubic meters of gas per day. The units are part of a group of six high-capacity FPSOs destined for the Búzios field. Both are expected to start production in 2027. In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.89 billion in 3Q26, a 32.1% increase compared to 2Q26, mainly due to higher investments at the Boaventura Hub, Nitrogen Fertilizer Unit III (UFN-III), scheduled maintenance stoppages at RPBC, REDUC and REPAR refineries, and maintenance of Transpetro's infrastructure. Compared to 3Q25, Capex increased by 46.8%, mainly reflecting higher investments at the Boaventura Hub, Abreu e Lima Refinery (RNEST), and maintenance of Transpetro's infrastructure. In the Gas and Low Carbon Energies segment, Capex totaled US$ 0.10 billion in 3Q26. Compared to 2Q26, Capex decreased by 22.3%, mainly reflecting the acquisition of an interest in Lightsource bp in the previous quarter (US$ 0.03 billion), as well as lower investments in the maintenance of natural gas assets. Compared to 3Q25, Capex decreased by 1.1%, remaining close to the same level. 10 Capex Revision of Capex Guidance We have revised our total Capex guidance (Portfolio Under Implementation) for 2026 from US$ 19.4 billion (+/- 5%) to a range of US$ 24 billion to US$ 25.5 billion, while our cash Capex guidance (Portfolio Under Implementation) was revised from US$ 16.9 billion (+/- 5%) to a range of US$ 21 billion to US$ 22 billion. It is worth noting that the guidance revision does not represent projects’ capex overrun, but mainly reflects foreign exchange effects and better-than-planned project execution. Key factors include better-than-expected progress in the construction of Petrobras-owned FPSOs for the Búzios, Atapu and Sépia fields, greater availability of drilling rigs, mostly allocated to Búzios projects, and an increase in the number of well connections, all of which have been contributing to production growth. Additionally, the Capex revision includes the expected nationalization of Búzios 9 and 10 FPSOs in 2026. Regarding cash Capex, the revision also takes into account the payment of signature bonuses related to the ANP bid rounds held in October 2026, which is expected to take place in December 2026. The table below presents the main information on the new oil and gas production systems already contracted, as well as the main projects in the Refining, Transportation and Marketing segment. TABLE 4 – MAIN PROJECTS Unit Start-up FPSO capacity (bbl/day) Petrobras Actual Investment (US$ bn) Petrobras Total Investment (US$ bn) (1) Petrobras Stake Status Búzios 6 P-78 (Owned unit) 2025 180,000 4.6 5.1 88.99% Project in execution phase with production system in operation. 13 wells drilled and completed. Búzios 8 P-79 (Owned unit) 2026 180,000 4.1 5.1 88.99% Project in execution phase with production system in operation. 14 wells drilled and completed. Búzios 9 P-80 (Owned unit) 2027 225,000 3.6 6.5 88.99% Project in execution. Production system is sailing to Brazil. Búzios 10 P-82 (Owned unit) 2027 225,000 3.1 7.2 88.99% 12 wells drilled and 8 completed. Project in execution. Production system is sailing to Brazil. 6 wells drilled and 2 completed Búzios 11 P-83 (Owned unit) 2027 225,000 2.4 6.4 88.99% Project in execution phase with production system under construction. 3 wells drilled and 1 completed. 11 Capex Raia Manta and Raia Pintada FPSO Raia (Non-operated project) 2028 126,000 2.0 2.9 (2) 30% Project in execution phase with the production system under construction. 2 wells drilled and completed. Atapu 2 P-84 (Owned unit) 2029 225,000 1.7 6.4 65.7% Project in execution phase with production system under construction. Trem 2 - RNEST 2029 Increase of 130 thousand barrels per day in processing capacity. 0.5 (3) 2.0 (4) 100.0% Project in execution phase. Sépia 2 P-85 (Owned unit) 2030 225,000 1.0 4.7 55.3% Project in execution phase with production system under construction. 1 well drilled and completed. SEAP 2 P-87 (Owned unit - BOT) 2030 120,000 0.3 6.8 (5) 86.0% Project in execution phase with production system under construction. SEAP 1 P-81 (Owned unit - BOT) 2031+ 120,000 0.1 5.5 (5) 69.0% Project in execution phase. (1) Total investment under the 2026-2030+ Business Plan assumptions and Petrobras working interest (WI). Chartered units leases amounts are not included. (2) Total investment considering Petrobras working interest (WI). It includes the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production. (3) Actual Investment starting in 2023 (project reassessment). (4) Total investment under the BP 2026-2030+, in the prospective view starting in 2023 (project reassessment) through project execution. (5) Total investment under the FID (Final Investment Decision) assumptions, reflecting the changes compared with the 2026–2030+ Business Plan. Additional Information: Criteria for inclusion of projects in the table: E&P Projects – investment project with the production system already contracted until the end of its first year of operation Refining, Logistics and Gas Projects – investment project above USD 1 billion, with the main EPC (Engineering, Procurement, and Construction) scopes already contracted. 1213 Liquidity and capital resources Liquidity and capital resources TABLE 5 - LIQUIDITY AND CAPITAL RESOURCES US$ million 3Q26 2Q26 3Q25 9M26 9M25 Adjusted cash and cash equivalents at the beginning of period 10,418 9,121 9,501 9,200 8,071 Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (3,935) (2,551) (2,505) (2,729) (4,800) Cash and cash equivalents at the beginning of period 6,483 6,570 6,996 6,471 3,271 Net cash provided by operating activities 12,026 12,250 9,856 32,675 25,885 Net cash used in investing activities (6,504) (5,705) (4,765) (15,800) (9,093) Acquisition of PP&E and intangible assets (5,402) (4,559) (4,887) (14,474) (12,933) Acquisition of equity interests (6) (32) (2) (69) (4) Proceeds from disposal of assets - Divestment 72 108 75 430 554 Financial compensation from co-participation agreements − − − 307 355 Divestment (investment) in financial investments (1,168) (1,291) (31) (2,065) 2,830 Dividends received − 69 80 71 105 (=) Net cash provided by operating and investing activities 5,522 6,545 5,091 16,875 16,792 Net cash used in financing activities (5,158) (6,682) (3,218) (16,600) (11,379) Changes in non-controlling interest − (66) (123) (202) 34 Net financings (904) (2,322) 1,359 (3,178) 2,028 Proceeds from finance debt 1,163 614 2,243 3,094 5,315 Repayments (2,067) (2,936) (884) (6,272) (3,287) Repayment of lease liability (2,670) (2,775) (2,415) (7,886) (6,783) Dividends paid to shareholders of Petrobras (1,569) (1,511) (2,030) (5,311) (6,618) Dividends paid to non-controlling interests (15) (8) (9) (23) (40) Effect of exchange rate changes on cash and cash equivalents 18 50 95 119 280 Cash and cash equivalents at the end of period 6,865 6,483 8,964 6,865 8,964 Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period 5,258 3,935 2,694 5,258 2,694 Adjusted cash and cash equivalents at the end of period 12,123 10,418 11,658 12,123 11,658 Reconciliation of Free Cash Flow Net cash provided by operating activities 12,026 12,250 9,856 32,675 25,885 Acquisition of PP&E and intangible assets (5,402) (4,559) (4,887) (14,474) (12,933) Acquisition of equity interests (6) (32) (2) (69) (4) Free cash flow (*) 6,618 7,659 4,967 18,132 12,948 (*) Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Liquidity and capital resources As of September 30, 2026, cash and cash equivalents totaled US$ 6.9 billion, and adjusted cash and cash equivalents amounted to US$ 12.1 billion. In 3Q26, cash generated from operating activities reached US$ 12.0 billion, and free cash flow totaled US$ 6.6 billion. This level of cash generation, combined with the funds raised throughout 3Q26, was primarily used to: (a) carry out investments (US$ 5.4 billion); (b) amortize lease liabilities (US$ 2.7 billion); (c) amortize principal and interest due during the period (US$ 2.1 billion); and (d) remunerate shareholders (US$ 1.6 billion). In 3Q26, the company settled several loans and financings totaling US$ 2.1 billion, notably the repurchase and redemption of US$ 1.2 billion in bonds issued in the international capital markets. During the same period, the company raised US$ 1.2 billion in funding in the international banking market. In 3Q26, operating cash flow (OCF) was negatively impacted by working capital effects amounting to US$ 2.5 billion. This impact mainly reflected an increase in accounts receivables (US$ 1.7 billion), including amounts related to the fuel subsidy program, and inventories (US$ 1.2 billion). The increase in inventories was primarily driven by higher crude oil inventories, associated with production growth and underway exports at the end of the quarter. These effects were partially offset by a positive change of US$ 0.4 billion in trade payables, as purchases of imported crude oil and oil products on credit exceeded payments made during the period. Revision of Operating Cash Flow and Lease Payments Guidance We revised our operating cash flow projection (Total Portfolio) for 2026 from US$ 35 billion to a range of US$ 45 billion to US$ 50 billion, reflecting the new Brent price level and increased production of crude oil and oil products. We also revised our lease payments projection (Total Portfolio) for 2026 from US$ 10 billion to a range of US$ 11 billion to US$ 11.5 billion, mainly reflecting increased production and accelerated execution of Exploration and Production (E&P) projects, which require greater utilization of drilling rigs and support vessels, as well as an expanded fleet of tankers for crude oil exports. 1415 Debt metrics Debt metrics As of September 30, 2026, gross debt reached US$ 70.0 billion, representing a 1.2% decrease compared to June 30, 2026. Over the same period, financial debt decreased by 0.8%. The weighted average maturity of outstanding debt decreased from 11.9 years as of June 30, 2026, to 11.8 years as of September 30, 2026, while the average cost decreased from 6.8% to 6.7% per year over the same period. The gross debt/LTM Adjusted EBITDA ratio decreased from 1.34x as of June 30, 2026, to 1.21x as of September 30, 2026. Net debt reached US$ 57.8 billion as of September 30, 2026, representing a 4.2% decrease compared to June 30, 2026.TABLE 6 – DEBT METRICS US$ million 09.30.2026 06.30.2026 Δ % 09.30.2025 Financial Debt 25,638 25,834 (0.8) 28,122 Capital Markets 14,975 16,264 (7.9) 17,395 Banking Market 8,548 7,293 17.2 8,836 Development banks 533 544 (2.0) 560 Export Credit Agencies 1,483 1,623 (8.6) 1,201 Others 99 110 (10.0) 130 Finance leases 44,332 44,972 (1.4) 42,589 Gross debt 69,970 70,806 (1.2) 70,711 Adjusted cash and cash equivalents 12,123 10,418 16.4 11,658 Net debt 57,847 60,388 (4.2) 59,053 Net Debt/(Net Debt + Market Cap) - Leverage 31% 38% (18.4) 43% Average interest rate (% p.a.) 6.7 6.8 (1.5) 6.7 Weighted average maturity of outstanding debt (years) 11.84 11.92 (0.7) 11.36 Net debt/LTM Adjusted EBITDA ratio 1.00 1.14 (12.3) 1.53 Gross debt/LTM Adjusted EBITDA ratio 1.21 1.34 (9.7) 1.8316 Results by business segmentResults by business segment Exploration and Production TABLE 7 – E&P RESULTS Variation (%) (*) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Sales revenues 19,049 22,785 15,737 57,830 45,208 (16.4) 21.0 27.9 Gross profit 10,119 13,435 8,559 31,408 24,632 (24.7) 18.2 27.5 Operating expenses (962) (979) (757) (2,478) (3,341) (1.7) 27.1 (25.8) Operating income 9,157 12,456 7,802 28,930 21,291 (26.5) 17.4 35.9 Net income attributable to the shareholders of Petrobras 6,071 8,250 5,168 19,166 14,129 (26.4) 17.5 35.7 Adjusted EBITDA of the segment 12,686 15,874 10,922 38,868 29,857 (20.1) 16.2 30.2 EBITDA margin of the segment (%) 67 70 69 67 66 (3.1) (2.8) 1.2 ROCE (Return on Capital Employed) (%) 12.1 11.7 8.7 12.1 8.7 0.4 3.4 3.4 Average Brent crude (US$/bbl) 97.00 104.52 69.07 94.05 70.85 (7.2) 40.4 32.7 Production taxes Brazil 4,116 4,605 2,787 12,176 8,141 (10.6) 47.7 49.6 Royalties 2,840 3,000 1,852 8,059 5,331 (5.3) 53.3 51.2 Special participation 1,266 1,595 925 4,087 2,783 (20.6) 36.9 46.9 Retention of areas 10 10 10 30 27 − − 11.1 Lifting cost Brazil (US$/boe) 6.12 6.33 6.30 6.39 6.34 (3.4) (2.8) 0.8 Pre-salt 4.48 4.45 4.26 4.53 4.18 0.7 5.2 8.4 Deep and ultra-deep post-salt 15.51 16.42 16.17 16.42 17.14 (5.5) (4.1) (4.2) Onshore and shallow waters 18.26 18.86 17.24 18.70 17.25 (3.2) 5.9 8.4 Lifting cost + Leases 8.45 9.02 8.97 8.90 9.08 (6.3) (5.9) (2.1) Pre-salt 6.72 7.11 6.91 6.98 6.87 (5.5) (2.8) 1.6 Deep and ultra-deep post-salt 18.96 19.73 19.49 19.76 20.69 (3.9) (2.7) (4.5) Onshore and shallow waters 18.26 18.86 17.24 18.70 17.25 (3.2) 5.9 8.4 Lifting cost + Production taxes 21.03 23.88 17.60 21.89 18.26 (11.9) 19.5 19.9 Lifting cost + Production taxes + Leases 23.36 26.56 20.27 24.40 21.01 (12.0) 15.3 16.2 (*) EBITDA margin and ROCE variations in percentage points.Results by business segment In 3Q26, E&P gross profit was US$ 10.1 billion, a 24.7% decrease compared to 2Q26, when it totaled US$ 13.4 billion. This decrease was mainly driven by lower prices, partially offset by increased production. Operating income in 3Q26 was US$ 9.2 billion, 26.5% lower than in 2Q26, mainly due to a decrease in gross profit. The operating expenses showed no significant changes. In 3Q26, lifting cost, excluding leases and government take, was US$ 6.12/boe, the lowest level since 3Q24, down 3.4% compared to 2Q26 and 2.8% compared to 3Q25. This result reflects continued efforts to optimize costs and improve the operational efficiency of our assets. The decrease was supported by production increases of 5.3% compared to 2Q26 and 11.7% compared to 3Q25, as well as a larger share of Pre-Salt production in the portfolio, which reached 85% of production in Brazil. On the other hand, during 9M26, the appreciation of the Brazilian real against the U.S. dollar, compared with 9M25, contributed to an average increase of US$ 0.5/boe in lifting cost. In Pre-Salt, lifting cost remained broadly stable compared to the previous quarter, reaching US$ 4.48/boe. During the quarter, expenses were recorded for maintenance bonuses related to the reduction in scheduled downtime at the FPSOs Cidade de Paraty, Cidade de Saquarema and Cidade de Itaguaí. These expenses are directly associated with higher production. In Post-Salt, lifting cost decreased 5.5% compared to 2Q26, reaching US$ 15.51/boe, the lowest level since 1Q24. This result reflects E&P’s continued efforts to optimize costs, including lower expenditures on subsea inspections. The decline also benefited from the absence of the maintenance bonus paid for the Campo de Goytacazes FPSO in the previous quarter. In onshore and shallow-water assets, lifting cost decreased 3.2% compared to the previous quarter, driven by higher production resulting from improved operational efficiency. 1718 Results by business segmentRefining, Transportation and Marketing TABLE 8 - RTM RESULTS Variation (%) (1) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Sales revenues 31,608 32,351 22,083 86,256 61,867 (2.3) 43.1 39.4 Gross profit 7,620 5,185 1,613 17,330 4,033 47.0 372.4 329.7 Operating expenses (2,472) (2,376) (757) (5,854) (2,362) 4.0 226.6 147.8 Operating Income 5,148 2,809 856 11,476 1,671 83.3 501.4 586.8 Net income attributable to the shareholders of Petrobras 3,399 1,920 583 7,619 1,167 77.0 483.0 552.9 Adjusted EBITDA of the segment 5,880 3,562 1,269 13,290 3,418 65.1 363.4 288.8 EBITDA margin of the segment (%) 19 11 6 15 6 8 13 10 ROCE (Return on Capital Employed) (%) 15.5 9.2 1.0 15.5 1.0 6.3 14.5 14.5 Refining cost (US$ / barrel) - Brazil 3.48 3.18 2.97 3.30 2.85 9.4 17.2 15.8 Price of basic oil products - Domestic Market (US$/bbl) 113.06 114.60 84.54 105.08 84.68 (1.3) 33.7 24.1 (1) Changes in EBITDA and ROCE margins in percentage points.The operational records set in 3Q26 contributed to gross profit of US$ 7.6 billion, US$ 2.4 billion higher than in 2Q26. The result reflects higher domestic sales volumes, higher revenues from fuel oil exports, and a higher margin on crude oil exports, in the context of international commodity prices. Excluding the inventory turnover effect of -US$ 0.7 billion in 3Q26, compared with the +US$ 1.7 billion effect in 2Q26, gross profit would have been US$ 8.3 billion in 3Q26 and US$ 3.5 billion in 2Q26. Operating income in 3Q26 was higher than in 2Q26, reflecting the higher gross profit, partially offset by higher selling expenses due to increased sales volumes and higher costs associated with legal proceedings. Refining cost per barrel, in US dollars, was 9.4% higher in 3Q26 than in 2Q26, due to higher personnel expenses resulting from the effects of the Collective Bargaining Agreement (ACT) in Sep/26, and higher services and materials expenses related to maintenance. The 2.4% lower refinery throughput, due to shutdowns in 3Q26, also contributed to the increase in cost per barrel. Exchange rate fluctuations in QoQ had no material impact.19 Results by business segmentGas and Low Carbon Energies TABLE 9 – G&LCE RESULTS Variation (%) (1) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Sales revenues 2,554 2,406 2,270 7,165 6,306 6.2 12.5 13.6 Gross profit 1,175 1,086 919 3,250 2,686 8.2 27.9 21.0 Operating expenses (1,522) (812) (868) (3,155) (2,561) 87.4 75.3 23.2 Operating income (347) 274 51 95 125 − − (24.0) Net income attributable to the shareholders of Petrobras (198) 190 23 112 83 − − 34.9 Adjusted EBITDA of the segment 521 419 203 1,274 526 24.3 156.7 142.2 EBITDA margin of the segment (%) (1) 20 17 9 18 8 3 11 9 ROCE (Return on Capital Employed) (%) (1) 6.5 4.1 0.4 6.5 0.4 2.4 6.1 6.1 Natural gas sales price - Brazil (US$/bbl) 57.40 59.10 54.17 56.24 56.41 (2.9) 6.0 (0.3) Natural gas sales price - Brazil (US$/MMBtu) 9.68 9.97 9.13 9.48 9.51 (2.9) 6.0 (0.3) Fixed revenues from power auctions (2)(3) 153.52 66.68 57.89 288.15 116.75 130.2 165.2 146.8 Average electricity sales price (US$/MWh)(3) 34.52 54.98 42.57 51.67 39.64 (37.2) (18.9) 30.3 (1) EBITDA margin and ROCE variations in percentage points. (2) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions. (3) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued.In 3Q26, gross profit increased by 8.2% compared with 2Q26, mainly due to higher fixed revenues from power auctions, as contracts under the Capacity Reserve Auction (LRCAP) have taken effect since August. Operating income decreased in 3Q26 due to expenses related to asset disposals and write-offs, related to the obligation set forth in the TAG’s sale agreement. Expenses related to the disposal and write-off of assets are associated with the purchase and sale of TAG shares, which took place in 2019. Under the terms of the sale agreement, the parties assumed payment obligations tied to future regulatory assumptions, to be established after the expiration of the transportation contract associated with the Northeast Grid Transportation System. In October 2026, ANP resolved the regulatory assumptions for the 2026-2030 rate cycle. Based on this ruling, Petrobras estimated payment obligations totaling US$ 0.7 billion, accrued under other operating expenses. Reflecting the ANP’s regulatory decisions for the 2026-2030 tariff cycle, the Company forecasts a reduction in the transportation tariff, given that current conditions remain unchanged.20 Reconciliation of Adjusted EBITDA Reconciliation of Adjusted EBITDA EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022. In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity. EBITDA and adjusted EBITDA are not provided for in IFRS Accounting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS Accounting Standards. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.TABLE 10 - RECONCILIATION OF ADJUSTED EBITDA Variation (%) (*) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Net income 7,747 10,438 6,053 24,403 16,805 (25.8) 28.0 45.2 Net finance income (expense) 592 288 (271) (587) (3,034) 105.6 − (80.7) Income taxes 3,240 3,630 2,230 9,977 6,995 (10.7) 45.3 42.6 Depreciation, depletion and amortization 4,482 4,263 4,111 12,856 11,055 5.1 9.0 16.3 EBITDA 16,061 18,619 12,123 46,649 31,821 (13.7) 32.5 46.6 Results of equity-accounted investments (68) (103) (36) (181) (165) (34.0) 88.9 9.7 Impairment of assets (reversals), net − 226 (287) (191) (47) − − 306.4 Results on disposal/write-offs of assets 710 (40) (10) 595 (81) − − − Results from co-participation agreements in bid areas − (87) (62) (205) (112) − − 83.0 Adjusted EBITDA 16,703 18,615 11,728 46,667 31,416 (10.3) 42.4 48.5 Adjusted EBITDA margin (%) 51 55 50 52 48 (4.0) 1.0 4.0 (*) EBITDA Margin variations in percentage points.21 Exhibits Exhibits Financial statements TABLE 11 - INCOME STATEMENT - CONSOLIDATED US$ million 3Q26 2Q26 3Q25 9M26 9M25 Sales revenues 32,962 33,607 23,477 90,104 65,587 Cost of sales (15,271) (14,114) (12,260) (41,580) (33,970) Gross profit 17,691 19,493 11,217 48,524 31,617 Selling expenses (1,797) (1,746) (1,360) (5,058) (3,736) General and administrative expenses (513) (556) (501) (1,548) (1,409) Exploration costs (208) (101) (248) (447) (746) Research and development expenses (306) (296) (233) (852) (628) Other taxes (752) (1,184) (149) (2,410) (399) Impairment (losses) reversals, net − (226) 287 191 47 Other income and expenses, net (2,604) (1,131) (1,037) (4,788) (4,145) (6,180) (5,240) (3,241) (14,912) (11,016) Operating income 11,511 14,253 7,976 33,612 20,601 Finance income 449 382 414 1,165 1,056 Finance expenses (1,116) (1,049) (1,119) (3,150) (3,167) Foreign exchange gains (losses) and inflation indexation charges 75 379 976 2,572 5,145 Net finance income (expense) (592) (288) 271 587 3,034 Results of equity-accounted investments 68 103 36 181 165 Net income before income taxes 10,987 14,068 8,283 34,380 23,800 Income taxes (3,240) (3,630) (2,230) (9,977) (6,995) Net Income 7,747 10,438 6,053 24,403 16,805 Net income attributable to: Shareholders of Petrobras 7,740 10,428 6,027 24,367 16,735 Non-controlling interests 7 10 26 36 7022 Exhibits TABLE 12 - STATEMENT OF FINANCIAL POSITION – CONSOLIDATED ASSETS - US$ million 09.30.2026 12.31.2025 Current assets 35,083 25,448 Cash and cash equivalents 6,865 6,471 Financial investments 5,224 2,726 Trade and other receivables, net 7,924 4,627 Inventories 10,863 8,210 Income taxes 774 658 Other taxes recoverable 1,471 1,368 Prepayments 724 468 Assets classified as held for sale 27 25 Other current assets 1,211 895 Non-current assets 220,947 196,889 Long-term receivables 29,701 25,776 Trade and other receivables, net 517 851 Judicial deposits 16,930 14,814 Income taxes 182 365 Deferred income taxes 1,688 1,015 Other taxes recoverable 4,925 4,177 Prepayments 4,946 4,238 Other non-current assets 513 316 Investments 724 550 Property, plant and equipment 187,762 168,040 Intangible assets 2,760 2,523 Total assets 256,030 222,337LIABILITIES - US$ million 09.30.2026 12.31.2025 Current liabilities 39,064 36,051 Trade payables 7,280 7,442 Finance debt 1,324 2,186 Lease liability 10,037 10,037 Income taxes 2,089 1,292 Production taxes and other taxes payable 5,370 3,810 Dividends payable 3,076 2,09523 Exhibits Provision for decommissioning costs 2,682 2,950 Employee benefits 3,731 3,805 Liabilities related to assets classified as held for sale 113 103 Other current liabilities 3,362 2,331 Non-current liabilities 119,371 110,395 Finance debt 24,314 24,255 Lease liability 34,295 33,315 Income taxes 589 576 Deferred income taxes 10,570 6,354 Employee benefits 17,066 15,367 Provision for legal proceedings 4,160 3,250 Provision for decommissioning costs 26,624 25,563 Other non-current liabilities 1,753 1,715 Shareholders' equity 97,595 75,891 Attributable to the shareholders of Petrobras 97,415 75,565 Share capital (net of share issuance costs) 107,101 107,101 Capital reserve and capital transactions 1,145 1,145 Profit reserves 71,133 72,600 Retained earnings 19,161 − Accumulated other comprehensive loss (101,125) (105,281) Attributable to non-controlling interests 180 326 Total liabilities 256,030 222,33724 Exhibits TABLE 13 - STATEMENT OF CASH FLOW – CONSOLIDATED US$ million 3Q26 2Q26 3Q25 9M26 9M25 Cash flows from operating activities Net income for the period 7,747 10,438 6,053 24,403 16,805 Adjustments for: Pension and medical benefits 552 562 448 1,654 1,295 Results of equity-accounted investments (68) (103) (36) (181) (165) Depreciation, depletion and amortization 4,482 4,263 4,111 12,856 11,055 Impairment of assets (reversals), net − 226 (287) (191) (47) Inventory write down (write-back) to net realizable value 43 3 (3) 46 4 Allowance (reversals) for credit loss on trade and other receivables, net 22 8 2 22 39 Exploratory expenditure write-offs 1 4 17 21 226 Gain on disposal/write-offs of assets 710 (40) (10) 595 (81) Foreign exchange, indexation and finance charges 396 109 (417) (1,164) (3,624) Income taxes 3,240 3,630 2,230 9,977 6,995 Revision and unwinding of discount on the provision for decommissioning costs 342 351 366 1,040 1,015 Results from co-participation agreements in bid areas − (87) (62) (205) (112) Early termination and cash outflows revision of lease agreements (197) (149) (147) (486) (448) Losses with legal, administrative and arbitration proceedings, net 818 347 280 1,298 606 Equalization of expenses - Production Individualization Agreements 11 14 32 32 708 Decrease (Increase) in assets Trade and other receivables (1,705) (1,951) (596) (3,901) (474) Inventories (1,196) (423) (307) (2,397) (1,160) Judicial deposits (24) (167) (112) (214) (548) Other assets (396) 785 (135) (284) 50 Increase (Decrease) in liabilities Trade payables 435 (776) (58) (625) (140) Production taxes and other taxes payable (1,191) 100 (324) (374) (725) Pension and medical benefits (294) (373) (258) (933) (780) Provisions for legal proceedings (108) (258) (130) (525) (687) Other employee benefits 528 (567) 441 (299) 557 Provision for decommissioning costs (401) (394) (280) (1,166) (705) Other liabilities 95 (127) (80) 467 (111) Income taxes paid (1,816) (3,175) (882) (6,791) (3,663)25 Exhibits Net cash provided by operating activities 12,026 12,250 9,856 32,675 25,885 Cash flows from investing activities Acquisition of PP&E and intangible assets (5,402) (4,559) (4,887) (14,474) (12,933) Acquisition of equity interests (6) (32) (2) (69) (4) Proceeds from disposal of assets - Divestment 72 108 75 430 554 Financial compensation from co-participation agreements − − − 307 355 Divestment (investment) in financial investments (1,168) (1,291) (31) (2,065) 2,830 Dividends received − 69 80 71 105 Net cash used in investing activities (6,504) (5,705) (4,765) (15,800) (9,093) Cash flows from financing activities Changes in non-controlling interest − (66) (123) (202) 34 Financing and loans, net: Proceeds from finance debt 1,163 614 2,243 3,094 5,315 Repayment of principal - finance debt (1,487) (2,452) (349) (4,622) (1,896) Repayment of interest - finance debt (580) (484) (535) (1,650) (1,391) Repayment of lease liability (2,670) (2,775) (2,415) (7,886) (6,783) Dividends paid to Shareholders of Petrobras (1,569) (1,511) (2,030) (5,311) (6,618) Dividends paid to non-controlling interests (15) (8) (9) (23) (40) Net cash used in financing activities (5,158) (6,682) (3,218) (16,600) (11,379) Effect of exchange rate changes on cash and cash equivalents 18 50 95 119 280 Net change in cash and cash equivalents 382 (87) 1,968 394 5,693 Cash and cash equivalents at the beginning of the period 6,483 6,570 6,996 6,471 3,271 Cash and cash equivalents at the end of the period 6,865 6,483 8,964 6,865 8,96426 Exhibits TABLE 14 – NET REVENUES BY PRODUCTS Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Diesel 8,015 7,584 7,117 22,342 19,870 5.7 12.6 12.4 Road-use diesel subsidy program 2,699 1,923 − 4,750 − 40.4 − − Gasoline 3,116 3,013 3,084 9,052 9,121 3.4 1.0 (0.8) Liquefied petroleum gas (LPG) 920 942 941 2,693 2,558 (2.3) (2.2) 5.3 Gasoline and liquified petroleum gas subsidy programs 345 176 − 521 − 96.0 − − Jet fuel 1,775 1,893 1,112 4,847 3,244 (6.2) 59.6 49.4 Naphtha 572 784 440 1,828 1,275 (27.0) 30.0 43.4 Fuel oil (including bunker fuel) 186 213 136 562 433 (12.7) 36.8 29.8 Other oil products 1,257 1,213 938 3,319 2,839 3.6 34.0 16.9 Subtotal oil products 18,885 17,741 13,768 49,914 39,340 6.4 37.2 26.9 Natural gas 918 899 1,019 2,595 2,877 2.1 (9.9) (9.8) Crude oil 1,136 1,358 1,040 3,425 3,518 (16.3) 9.2 (2.6) Renewables and nitrogen products 179 122 77 413 171 46.7 132.5 141.5 Breakage 38 44 35 118 137 (13.6) 8.6 (13.9) Electricity 301 274 238 903 525 9.9 26.5 72.0 Services, agency and others 245 255 189 735 537 (3.9) 29.6 36.9 Total domestic market 21,702 20,693 16,366 58,103 47,105 4.9 32.6 23.3 Exports 11,000 12,665 6,903 31,267 17,952 (13.1) 59.4 74.2 Crude oil 8,376 10,381 5,408 24,472 13,670 (19.3) 54.9 79.0 Fuel oil (including bunker fuel) 1,982 1,879 1,193 5,402 3,470 5.5 66.1 55.7 Other oil products and other products 642 405 302 1,393 812 58.5 112.6 71.6 Sales abroad (*) 260 249 208 734 530 4.4 25.0 38.5 Total foreign market 11,260 12,914 7,111 32,001 18,482 (12.8) 58.3 73.1 Total 32,962 33,607 23,477 90,104 65,587 (1.9) 40.4 37.4 (*) Sales revenues from operations outside of Brazil, including trading and excluding exports.27 Exhibits TABLE 15 – COST OF SALES (*) Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Raw material, products for resale, materials and third-party services* (8,106) (5,700) (5,895) (19,066) (16,245) 42.2 37.5 17.4 Acquisitions (including imports) (5,828) (3,622) (4,001) (12,876) (11,132) 60.9 45.7 15.7 Crude oil (2,823) (2,553) (2,043) (7,538) (5,925) 10.6 38.2 27.2 Oil products (2,842) (800) (1,714) (4,747) (4,489) 255.3 65.8 5.7 Natural gas (163) (269) (244) (591) (718) (39.4) (33.2) (17.7) Third-party services and others (2,278) (2,078) (1,894) (6,190) (5,113) 9.6 20.3 21.1 Depreciation, depletion and amortization (3,560) (3,543) (3,297) (10,460) (8,814) 0.5 8.0 18.7 Production taxes (4,119) (4,607) (2,788) (12,182) (8,146) (10.6) 47.7 49.5 Employee compensation (563) (515) (470) (1,599) (1,300) 9.3 19.8 23.0 Inventory turnover 1,077 251 190 1,727 535 329.1 466.8 222.8 Total (15,271) (14,114) (12,260) (41,580) (33,970) 8.2 24.6 22.4 (*) It Includes short-term leases.28 Exhibits TABLE 16 – OPERATING EXPENSES Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Selling, General and Administrative Expenses (2,310) (2,302) (1,861) (6,606) (5,145) 0.3 24.1 28.4 Selling expenses (1,797) (1,746) (1,360) (5,058) (3,736) 2.9 32.1 35.4 Materials, third-party services, freight, rent and other related costs (1,542) (1,487) (1,103) (4,296) (3,069) 3.7 39.8 40.0 Depreciation, depletion and amortization (205) (220) (207) (628) (547) (6.8) (1.0) 14.8 Reversal (allowance) for expected credit losses (9) 1 (17) (15) (27) − (47.1) (44.4) Employee compensation (41) (40) (33) (119) (93) 2.5 24.2 28.0 General and administrative expenses (513) (556) (501) (1,548) (1,409) (7.7) 2.4 9.9 Employee compensation (329) (328) (296) (960) (827) 0.3 11.1 16.1 Materials, third-party services, rent and other related costs (126) (161) (155) (404) (447) (21.7) (18.7) (9.6) Depreciation, depletion and amortization (58) (67) (50) (184) (135) (13.4) 16.0 36.3 Exploration costs (208) (101) (248) (447) (746) 105.9 (16.1) (40.1) Research and development expenses (306) (296) (233) (852) (628) 3.4 31.3 35.7 Other taxes (752) (1,184) (149) (2,410) (399) (36.5) 404.7 504.0 Impairment (losses) reversals, net − (226) 287 191 47 − − 306.4 Other income and expenses, net (2,604) (1,131) (1,037) (4,788) (4,145) 130.2 151.1 15.5 Total (6,180) (5,240) (3,241) (14,912) (11,016) 17.9 90.7 35.429 Exhibits TABLE 17 – FINANCIAL RESULTS Variation (%) US$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 X 2Q26 3Q26 X 3Q25 9M26 X 9M25 Finance income 449 382 414 1,165 1,056 17.5 8.5 10.3 Income from financial investments and Government Bonds 337 270 316 825 764 24.8 6.6 8.0 Other finance income 112 112 98 340 292 − 14.3 16.4 Finance expenses (1,116) (1,049) (1,119) (3,150) (3,167) 6.4 (0.3) (0.5) Interest on finance debt (545) (583) (592) (1,681) (1,575) (6.5) (7.9) 6.7 Unwinding of discount on lease liability (727) (736) (678) (2,140) (1,953) (1.2) 7.2 9.6 Capitalized borrowing costs 582 725 530 1,932 1,446 (19.7) 9.8 33.6 Unwinding of discount on the provision for decommissioning costs (342) (351) (336) (1,033) (984) (2.6) 1.8 5.0 Other finance expenses (84) (104) (43) (228) (101) (19.2) 95.3 125.7 Foreign exchange gains (losses) and inflation indexation charges 75 379 976 2,572 5,145 (80.2) (92.3) (50.0) Foreign exchange gains (losses) 16 371 1,068 2,737 6,136 (95.7) (98.5) (55.4) Real x U.S. dollar 29 373 1,064 2,713 6,282 (92.2) (97.3) (56.8) Other currencies (13) (2) 4 24 (146) 550.0 − − Reclassification of hedge accounting to the Statement of Income (334) (197) (439) (1,038) (1,659) 69.5 (23.9) (37.4) Indexation to the Selic interest rate of anticipated dividends and dividends payable 16 (95) 22 (136) (129) − (27.3) 5.4 Recoverable taxes inflation indexation income 68 74 40 167 199 (8.1) 70.0 (16.1) Other foreign exchange gains and indexation charges, net 309 226 285 842 598 36.7 8.4 40.8 Total (592) (288) 271 587 3,034 105.6 − (80.7)30 Exhibits Financial information by business segment TABLE 18 - CONSOLIDATED INCOME BY BUSINESS SEGMENT – 9M26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 57,830 86,256 7,165 301 (61,448) 90,104 Intersegments 57,642 1,076 2,724 6 (61,448) − Third parties 188 85,180 4,441 295 − 90,104 Cost of sales (26,422) (68,926) (3,915) (271) 57,954 (41,580) Gross profit 31,408 17,330 3,250 30 (3,494) 48,524 Expenses (2,478) (5,854) (3,155) (3,425) − (14,912) Selling expenses (1) (2,887) (2,144) (26) − (5,058) General and administrative expenses (59) (352) (114) (1,023) − (1,548) Exploration costs (447) − − − − (447) Research and development expenses (686) (5) (10) (151) − (852) Other taxes (190) (2,015) (9) (196) − (2,410) Impairment (losses) reversals, net (223) 414 − − − 191 Other income and expenses, net (872) (1,009) (878) (2,029) − (4,788) Operating income (loss) 28,930 11,476 95 (3,395) (3,494) 33,612 Net finance income − − − 587 − 587 Results of equity-accounted investments 71 45 66 (1) − 181 Net income (loss) before income taxes 29,001 11,521 161 (2,809) (3,494) 34,380 Income taxes (9,836) (3,902) (33) 2,606 1,188 (9,977) Net income (loss) 19,165 7,619 128 (203) (2,306) 24,403 Net income (loss) attributable to: Shareholders of Petrobras 19,166 7,619 112 (224) (2,306) 24,367 Non-controlling interests (1) − 16 21 − 3631 Exhibits TABLE 19 - CONSOLIDATED INCOME BY BUSINESS SEGMENT – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 45,208 61,867 6,306 244 (48,038) 65,587 Intersegments 45,031 802 2,201 4 (48,038) − Third parties 177 61,065 4,105 240 − 65,587 Cost of sales (20,576) (57,834) (3,620) (217) 48,277 (33,970) Gross profit 24,632 4,033 2,686 27 239 31,617 Expenses (3,341) (2,362) (2,561) (2,752) − (11,016) Selling expenses − (1,551) (2,150) (35) − (3,736) General and administrative expenses (45) (288) (92) (984) − (1,409) Exploration costs (746) − − − − (746) Research and development expenses (490) (7) (8) (123) − (628) Other taxes (20) (38) (11) (330) − (399) Impairment reversals net (193) 241 (1) − − 47 Other expenses net (1,847) (719) (299) (1,280) − (4,145) Operating income (loss) 21,291 1,671 125 (2,725) 239 20,601 Net finance income − − − 3,034 − 3,034 Results of equity-accounted investments 74 67 29 (5) − 165 Net income (loss) before income taxes 21,365 1,738 154 304 239 23,800 Income taxes (7,238) (571) (42) 936 (80) (6,995) Net income (loss) 14,127 1,167 112 1,240 159 16,805 Net income (loss) attributable to: Shareholders of Petrobras 14,129 1,167 83 1,197 159 16,735 Non-controlling interests (2) − 29 43 − 7032 Exhibits TABLE 20 - QUARTERLY CONSOLIDATED INCOME BY BUSINESS SEGMENT – 3Q26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 19,049 31,608 2,554 113 (20,362) 32,962 Intersegments 18,981 340 1,040 1 (20,362) − Third parties 68 31,268 1,514 112 − 32,962 Cost of sales (8,930) (23,988) (1,379) (103) 19,129 (15,271) Gross profit 10,119 7,620 1,175 10 (1,233) 17,691 Expenses (962) (2,472) (1,522) (1,224) − (6,180) Selling expenses − (1,064) (720) (13) − (1,797) General and administrative expenses (20) (119) (41) (333) − (513) Exploration costs (208) − − − − (208) Research and development expenses (245) (3) (4) (54) − (306) Other taxes (9) (888) (3) 148 − (752) Impairment (losses) reversals, net − − − − − − Other income and expenses, net (480) (398) (754) (972) − (2,604) Operating income (loss) 9,157 5,148 (347) (1,214) (1,233) 11,511 Net finance income (expense) − − − (592) − (592) Results of equity-accounted investments 26 3 33 6 − 68 Net income (loss) before income taxes 9,183 5,151 (314) (1,800) (1,233) 10,987 Income taxes (3,112) (1,752) 117 1,087 420 (3,240) Net income (loss) 6,071 3,399 (197) (713) (813) 7,747 Net income (loss) attributable to: Shareholders of Petrobras 6,071 3,399 (198) (719) (813) 7,740 Non-controlling interests − − 1 6 − 733 Exhibits TABLE 21 - QUARTERLY CONSOLIDATED INCOME BY BUSINESS SEGMENT – 2Q26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 22,785 32,351 2,406 99 (24,034) 33,607 Intersegments 22,724 428 880 2 (24,034) − Third parties 61 31,923 1,526 97 − 33,607 Cost of sales (9,350) (27,166) (1,320) (87) 23,809 (14,114) Gross profit 13,435 5,185 1,086 12 (225) 19,493 Expenses (979) (2,376) (812) (1,073) − (5,240) Selling expenses (1) (1,029) (714) (2) − (1,746) General and administrative expenses (25) (131) (38) (362) − (556) Exploration costs (101) − − − − (101) Research and development expenses (243) (1) (3) (49) − (296) Other taxes (12) (991) (3) (178) − (1,184) Impairment (losses) reversals, net (226) − − − − (226) Other income and expenses, net (371) (224) (54) (482) − (1,131) Operating income (loss) 12,456 2,809 274 (1,061) (225) 14,253 Net finance expense − − − (288) − (288) Results of equity-accounted investments 29 65 15 (6) − 103 Net income (loss) before income taxes 12,485 2,874 289 (1,355) (225) 14,068 Income taxes (4,235) (954) (93) 1,577 75 (3,630) Net income (loss) 8,250 1,920 196 222 (150) 10,438 Net income (loss) attributable to: Shareholders of Petrobras 8,250 1,920 190 218 (150) 10,428 Non-controlling interests − − 6 4 − 1034 Exhibits TABLE 22 - OTHER INCOME AND EXPENSES BY SEGMENT – 9M26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (1,725) (112) (37) (9) − (1,883) Losses with legal, administrative and arbitration proceedings (244) (329) (7) (718) − (1,298) Variable compensation programs (*) (530) (309) (54) (303) − (1,196) Pension and medical benefits (retirees) − − − (1,181) − (1,181) Results on disposal/write-offs of assets 34 18 (694) 47 − (595) Results from co-participation agreements in bid areas 205 − − − − 205 Results of non-core activities 364 5 3 16 − 388 Early termination and changes to cash flow estimates of leases 471 16 (5) 4 − 486 Reimbursements from E&P partnership operations 542 − − − − 542 Others 11 (298) (84) 115 − (256) Total (872) (1,009) (878) (2,029) − (4,788) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).TABLE 23 - OTHER INCOME AND EXPENSES BY SEGMENT – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (1,761) (144) (66) (14) − (1,985) Losses with legal, administrative and arbitration proceedings (175) (295) (8) (128) − (606) Variable compensation programs (*) (460) (226) (51) (262) − (999) Pension and medical benefits (retirees) − − − (977) − (977) Results on disposal/write-offs of assets 60 (7) 10 18 − 81 Results from co-participation agreements in bid areas 112 − − − − 112 Results of non-core activities 338 (8) 1 10 − 341 Early termination and changes to cash flow estimates of leases 416 20 4 8 − 448 Reimbursements from E&P partnership operations 212 − − − − 212 Others (589) (59) (189) 65 − (772) Total (1,847) (719) (299) (1,280) − (4,145) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).35 Exhibits TABLE 24 - OTHER INCOME AND EXPENSES BY SEGMENT – 3Q26 US$ million E&P RTM G&LCE Corporate and other businesses TOTAL Losses with legal, administrative and arbitration proceedings (144) (185) (4) (485) (818) Results on disposal/write-offs of assets (17) 11 (700) (4) (710) Stoppages for asset maintenance and pre-operating expenses (566) (19) (13) (3) (601) Variable compensation programs (*) (220) (112) (22) (121) (475) Pension and medical benefits (retirees) − − − (395) (395) Results from co-participation agreements in bid areas − − − − − Results of non-core activities 115 1 2 5 123 Reimbursements from E&P partnership operations 161 − − − 161 Early termination and changes to cash flow estimates of leases 184 11 − 2 197 Others 7 (105) (17) 29 (86) Total (480) (398) (754) (972) (2,604) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).TABLE 25 - OTHER INCOME AND EXPENSES BY SEGMENT – 2Q26 US$ million E&P RTM G&LCE Corporate and other businesses TOTAL Losses with legal, administrative and arbitration proceedings (254) (51) (1) (41) (347) Results on disposal/write-offs of assets 9 14 4 13 40 Stoppages for asset maintenance and pre-operating expenses (589) (34) (13) (2) (638) Variable compensation programs (*) (152) (117) (15) (91) (375) Pension and medical benefits (retirees) − − − (401) (401) Results from co-participation agreements in bid areas 87 − − − 87 Results of non-core activities 125 4 1 6 136 Reimbursements from E&P partnership operations 249 − − − 249 Early termination and changes to cash flow estimates of leases 158 (6) (5) 2 149 Others (4) (34) (25) 32 (31) Total (371) (224) (54) (482) (1,131) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).36 Exhibits TABLE 26 - CONSOLIDATED ASSETS BY BUSINESS SEGMENT – 09.30.2026 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 174,921 40,364 6,106 41,424 (6,785) 256,030 Current assets 3,369 14,808 538 23,153 (6,785) 35,083 Non-current assets 171,552 25,556 5,568 18,271 − 220,947 Long-term receivables 10,463 3,864 171 15,203 − 29,701 Investments 345 96 225 58 − 724 Property, plant and equipment 158,724 21,434 5,078 2,526 − 187,762 Operating assets 119,247 17,226 4,439 1,635 − 142,547 Assets under construction 39,477 4,208 639 891 − 45,215 Intangible assets 2,020 162 94 484 − 2,760TABLE 27 - CONSOLIDATED ASSETS BY BUSINESS SEGMENT – 12.31.2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 155,715 31,891 5,671 32,592 (3,532) 222,337 Current assets 2,424 9,580 356 16,620 (3,532) 25,448 Non-current assets 153,291 22,311 5,315 15,972 − 196,889 Long-term receivables 9,318 3,091 146 13,221 − 25,776 Investments 292 27 171 60 − 550 Property, plant and equipment 141,818 19,053 4,917 2,252 − 168,040 Operating assets 108,424 16,534 4,394 1,568 − 130,920 Assets under construction 33,394 2,519 523 684 − 37,120 Intangible assets 1,863 140 81 439 − 2,52337 Exhibits TABLE 28 - RECONCILIATION OF ADJUSTED EBITDA BY BUSINESS SEGMENT – 9M26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 19,165 7,619 128 (203) (2,306) 24,403 Net finance income (expense) − − − (587) − (587) Income taxes 9,836 3,902 33 (2,606) (1,188) 9,977 Depreciation, depletion and amortization 9,954 2,246 485 171 − 12,856 EBITDA 38,955 13,767 646 (3,225) (3,494) 46,649 Results of equity-accounted investments (71) (45) (66) 1 − (181) Impairment of assets (reversals) net 223 (414) − − − (191) Results on disposal/write-offs of assets (34) (18) 694 (47) − 595 Results from co-participation agreements in bid areas (205) − − − − (205) Adjusted EBITDA 38,868 13,290 1,274 (3,271) (3,494) 46,667TABLE 29 - RECONCILIATION OF ADJUSTED EBITDA BY BUSINESS SEGMENT – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 14,127 1,167 112 1,240 159 16,805 Net finance income (expense) − − − (3,034) − (3,034) Income taxes 7,238 571 42 (936) 80 6,995 Depreciation, depletion and amortization 8,545 1,981 410 119 − 11,055 EBITDA 29,910 3,719 564 (2,611) 239 31,821 Results of equity-accounted investments (74) (67) (29) 5 − (165) Impairment of assets (reversals), net 193 (241) 1 − − (47) Results on disposal/write-offs of assets (60) 7 (10) (18) − (81) Results from co-participation agreements in bid areas (112) − − − − (112) Adjusted EBITDA 29,857 3,418 526 (2,624) 239 31,41638 Exhibits TABLE 30 - RECONCILIATION OF ADJUSTED EBITDA BY BUSINESS SEGMENT – 3Q26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 6,071 3,399 (197) (713) (813) 7,747 Net finance income (expense) − − − 592 − 592 Income taxes 3,112 1,752 (117) (1,087) (420) 3,240 Depreciation, depletion and amortization 3,512 743 168 59 − 4,482 EBITDA 12,695 5,894 (146) (1,149) (1,233) 16,061 Results of equity-accounted investments (26) (3) (33) (6) − (68) Impairment of assets (reversals), net − − − − − − Results on disposal/write-offs of assets 17 (11) 700 4 − 710 Results from co-participation agreements in bid areas − − − − − − Adjusted EBITDA 12,686 5,880 521 (1,151) (1,233) 16,703TABLE 31 - RECONCILIATION OF ADJUSTED EBITDA BY BUSINESS SEGMENT – 2Q26 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 8,250 1,920 196 222 (150) 10,438 Net finance income (expense) − − − 288 − 288 Income taxes 4,235 954 93 (1,577) (75) 3,630 Depreciation, depletion and amortization 3,288 767 149 59 − 4,263 EBITDA 15,773 3,641 438 (1,008) (225) 18,619 Results of equity-accounted investments (29) (65) (15) 6 − (103) Impairment of assets (reversals), net 226 − − − − 226 Results on disposal/write-offs of assets (9) (14) (4) (13) − (40) Results from co-participation agreements in bid areas (87) − − − − (87) Adjusted EBITDA 15,874 3,562 419 (1,015) (225) 18,615 Glossary Glossary A Adjusted cash and cash equivalents: Sum of cash and cash equivalents and financial investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas). Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues. Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates. C CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs. CAPEX vs. cash Capex: a) Contractual milestones: include payments related to mobilization for the start of asset construction. b) Geology and Geophysics: acquisition and interpretation of seismic data. c) Leases: payments related to leased assets used in projects (e.g., drilling rigs and PLSVs), excluding production units (FPSOs). d) Materials for future fixed asset additions: corresponds to the acquisition of materials for future use in projects. e) Others: adjustment of payment flows for platform construction milestones, considering the mismatch between accrual-based and cash-based and expenses related to projects but not capitalized, such as pre-FID expenditures. f) Signature bonuses: Represents an initial disbursement associated with acquiring the right to explore for and produce oil and natural gas in a given contracted area. E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment. 39 Glossary F Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. I Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. Investments in E&P: In the E&P segment, investment projects are classified as: a) production development; b) exploration and c) others. See the details: a) Production Development (PD) Projects aimed at enabling the production activities of new oil or gas fields, or the revitalization of fields already in production through new production systems and/or onshore facilities. This includes complementary development projects intended to increase the recovery factor in fields with declining production, without the installation of new production systems. Other projects in the Production Development include: asset acquisition projects linked to new production systems; quantitative risk analysis wells in development areas; and investments in the production development of non-operated fields. b) Exploration (EXP) Exploration projects aim to incorporate oil and gas reserves in a resilient way, from an economical and carbon emission perspective, generating value in the long-term. c) They are classified into types such as: Geological Interpretation Regional Studies, Block, Discovery Appraisal, Ring Fence (RF), Reservoir Data Acquisition (RDA) and Extended Well Tests (EWT).Others Projects required to implement essential infrastructure needed to enable other investment projects, as well as operations. Examples include upgrades to operational infrastructure, scheduled shutdowns, acquisition of capital goods, IT and communications improvements, inspections and pipeline replacements due to SCC-CO₂, new platforms pre-operational costs, among others. 40 Glossary L Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity. Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator. Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered. LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS Accounting Standards and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity. N Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long term debt calculated in accordance with IFRS Accounting Standards. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management. Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. 41 Glossary O Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate. R Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis 42Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer